                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                              Simon Worldwide, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   828815100
                                   ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 11, 2006
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

----------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

------------------------                                 -----------------------
CUSIP No. 828815100                   13D                     Page 2 of 13 Pages
------------------------                                 -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    EVEREST SPECIAL SITUATIONS FUND L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
  SHARES
BENEFICIALLY                  1,647,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,647,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,647,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 828815100                   13D                     Page 3 of 13 Pages
------------------------                                 -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MAOZ EVEREST FUND MANAGEMENT LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
  SHARES
BENEFICIALLY                  1,647,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,647,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,647,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 828815100                   13D                     Page 4 of 13 Pages
------------------------                                 -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ELCHANAN MAOZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
  SHARES
BENEFICIALLY                  1,647,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              1,647,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,647,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 828815100                   13D                     Page 5 of 13 Pages
------------------------                                 -----------------------

                  The following  constitutes Amendment No. 1 ("Amendment No. 1")
to the Schedule 13D filed by the  undersigned.  This  Amendment No. 1 amends the
Schedule 13D as specifically set forth.

         Item No. 3 is hereby  amended and  restated in its  entirety to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

         The aggregate purchase price, including commissions, of the 1,647,000 shares of the Issuer's Common Stock ("Shares") purchased by Everest and reported in this Schedule 13D is $460,055 (including all brokers' commissions). The
Shares reported herein were purchased with Everest's working capital.

         Item No. 4 is hereby amended to include the following:

Item 4.           PURPOSE OF TRANSACTION.

         On May 11, 2006, Everest sent a letter to the Board of Directors of the
Issuer to voice its disappointment  over the Issuer's financial  performance and
Everest's  perception  that there are  various  conflicts  of  interests  and an ongoing  scheme to  continue  to waste  corporate  assets  within  the  Issuer's organization.  Everest also stated that it believes that the current  management has done nothing to seek viable business opportunities and has suggested that it is in the best interest of all the shareholders to liquidate the Issuer's assets as  soon  as  possible  and  to  distribute  the  proceeds  among  the  Issuer's shareholders.  Among the courses  actions  suggested  by Everest that the Issuer should immediately take are:

         o        Appoint an independent  representative  of shareholders  other than  that of  Yucaipa  AEC  Associates,  LLC  ("Yucaipa")  to investigate the activities of senior management;

         o        Hold an annual meeting of its shareholders as soon as possible so that the  shareholders  will  have a forum  to voice  their concerns  and to  provide  them an  opportunity  to elect  the members of the Board of  Directors  who, as Everest  believes, will be  independent  and truly  represent  all  shareholders'
                  concerns; and

         o        Hire an independent  investment  banker to identify  strategic alternatives  for the Issuer  including,  but not  limited to, liquidating  or  selling  the  Issuer to a third  party and to
                  investigate  the  true  nature  of  the  Issuer's   investment
                  relationship with its principal shareholder.

         o        Have Yucaipa,  as a result of self-dealing,  voluntarily agree with  the  Issuer  to  substantially  reduce  its  liquidation preference.

         Everest also expressed its  disappointment  with the Board of Directors because it has  refused  to meet with  Everest  to  determine  how it could best assist the Issuer to change the current situation in the company. Everest stated
that it will seek all  avenues  available  to it to increase  shareholder  value including,  but not limited to,  bringing  potential  legal  action  against the
Issuer's management and the members of its Board of Directors.

------------------------                                 -----------------------
CUSIP No. 828815100                   13D                     Page 6 of 13 Pages
------------------------                                 -----------------------

         Item 5 (a) is hereby amended and restated in its entirety to read as follows:

         5 (a) As of May 11, 2006, the Reporting Persons may be deemed to own beneficially 1,647,000 Shares which constitutes approximately 9.9% of the
16,653,193 outstanding shares of the Common Stock (based upon the number of shares that were reported to be outstanding as of February 28, 2006 in the
Issuer's Form 10-K for the fiscal year ended December 31, 2005 filed with
Securities and Exchange Commission on March 31, 2006). MEFM, by virtue of its status as the general partner of Everest, may be deemed to own beneficially the
Shares held by Everest. Elchanan Maoz by virtue of his status as a controlling stockholder of MEFM, the general partner of Everest, may be deemed to own beneficially the Shares held by Everest. MEFM and Elchanan Maoz disclaim beneficial ownership of such Shares except to the extent of their pecuniary interest therein.

         Item 5(c) is hereby amended to include the following:

         5 (c)  Transactions  by the  Reporting  Persons since the filing of the initial Schedule 13D:

                           Everest Situations Fund L.P. Transactions

                                                      No. of Shares Purchased
              Date Purchase / (Sold)     Price ($)            /  (Sold)
              ----------------------     ---------            ---------

                            3/14/06         0.4037                    40,000
                            3/15/06         0.4200                    40,000
                            3/16/06         0.4420                    25,000
                            3/24/06         0.4600                     5,000
                            3/27/06         0.4700                     5,000
                            3/29/06         0.5040                    25,000

         Item 7 is hereby amended to include the following:

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit C --      Letter dated May 11, 2006 by Everest Special
                                    Situations   Fund,  L.P.  to  the  Board  of
                                    Directors of Simon Worldwide, Inc.

------------------------                                 -----------------------
CUSIP No. 828815100                   13D                     Page 7 of 13 Pages
------------------------                                 -----------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   May 12, 2006                EVEREST SPECIAL SITUATIONS FUND L.P.

                                     By:    Maoz Everest Fund Management Ltd.,
                                            its General Partner

                                     By:    /s/ Elchanan Maoz
                                            ------------------------------------
                                     Name:  Elchanan Maoz
                                     Title: Chairman and Chief Executive Officer

                                     MAOZ EVEREST FUND MANAGEMENT LTD.

                                     By:    /s/ Elchanan Maoz
                                            ------------------------------------
                                     Name:  Elchanan Maoz
                                     Title: Chairman and Chief Executive Officer

                                     /s/ Elchanan Maoz
                                     --------------------------------
                                     ELCHANAN MAOZ

------------------------                                 -----------------------
CUSIP No. 828815100                   13D                     Page 8 of 13 Pages
------------------------                                 -----------------------

                                  EXHIBIT INDEX

Exhibit                                                                    Page
-------                                                                    ----

A        Directors  and  Executive  Officers of Maoz Everest                --
         Fund Management Ltd. (previously filed).

B        Joint   Filing   Agreement   dated  March  7,  2006                --
         (previously filed).

C        Letter  dated  May  11,  2006  by  Everest  Special              8 - 12
         Situations  Fund, L.P. to the Board of Directors of
         Simon Worldwide, Inc.

------------------------                                 -----------------------
CUSIP No. 828815100                   13D                     Page 9 of 13 Pages
------------------------                                 -----------------------

                                                                       Exhibit C

                      EVEREST SPECIAL SITUATIONS FUND L.P.
                                 Platinum House
                               21 Ha'arbaa Street
                              Tel Aviv 84739 Israel
                               Tel: 972-3-6858555
                               Fax: 972-3-6858557

                                                                    May 11, 2006

FACSIMILE AND FEDERAL EXPRESS

Simon Worldwide, Inc.
5200 West Century Boulevard,
Los Angeles, California 90045
Attention:  Allan I. Brown
            Joseph W. Bartlett
            Joseph Anthony Kouba
            George G. Golleher
            Terrence Wallock

Yucaipa AEC Associates, LLC
c/o Yucaipa Companies,
9130 W. Sunset Blvd.
Los Angeles, CA 90069
Attention: Ronald W. Burkle

         We are the second  largest  stockholder of Simon  Worldwide,  Inc. (the
"Company"),  owning  1,507,000  shares or  approximately  9.0% of the  Company's outstanding  shares of common  stock,  $.01 par  value  per share  (the  "Common
Stock").  We have been following the developments in the Company for a while now and have  studied its assets,  financial  results,  legal  claims and  corporate structure. As significant shareholders of the Company, we are truly disappointed with its  financial  performance,  the various  conflicts of  interests  and the ongoing  scheme to  continue  to waste  corporate  assets.  We believe  that the current  management  has done  nothing to seek  viable  business  opportunities.
Therefore it is in the best  interest of all the  shareholders  to liquidate the
Company's  assets as soon as  possible  and to  distribute  the  proceeds to its shareholders.

BACKGROUND

         Based on the  Company's  annual  reports  for the  fiscal  years  ended
December 31, 2004 and December 31, 2005 (the "Annual Reports"),  the Company has
stated the following facts:

         o        The Company has had NO operations since January 1, 2002;
         o        The Company has had NO operating income since January 1, 2002;

------------------------                                 -----------------------
CUSIP No. 828815100                   13D                    Page 10 of 13 Pages
------------------------                                 -----------------------

         o        The Company  has NOT held an annual or special  meeting of its shareholders and shareholders  have not had the opportunity to elect independent directors for the past four fiscal years;
         o        Each  director  of the  Company is paid an annual  retainer of
                  $50,000;
         o        Two employee directors are paid an annual salary $350,000 each in addition to the director's fee;
         o        The Company has entered into an Indemnity  Trust Agreement for
                  $2,700,000  used to augment the Company's  existing  insurance coverage for indemnifying  director and officer of the Company
                  (the "Indemnification Trust");
         o        Overseas  Toy,  L.P.,  an entity  controlled  by  Yucaipa  AEC
                  Associates,  LLC  ("Yucaipa"),  invested  $25,000,000  in  the
                  Company  in  exchange  for  the  Company's   preferred   stock
                  ("Preferred  Stock"),  which are  currently  convertible  into
                  18.6% of the  outstanding  Common  Stock,  on an as  converted basis;
         o        Yucaipa and its affiliates have the authority to appoint three of seven directors of the Company;
         o        Yucaipa and its  affiliates,  as holders of  Preferred  Stock, have  liquidation  preference.  As of December 31,  2005,  the amount of the liquidation preference was $31.3 million.
         o        The Company has made a $10,000,000  investment in Yucaipa,  in which the Company has no full control over.

NEED TO INVESTIGATE CONFLICTS OF INTEREST OF MANAGEMENT AND DIRECTORS

         In the past four years,  the  Company's  only source of assets has been the  settlement  of a litigation  involving the  discontinued  operations of the
Company with McDonald's Corporation for approximately  $24,500,000,  recorded in fiscal year ended  December 31, 2004.  We believe that it is very  disconcerting for  shareholders  to note that  during  such time frame when the Company had no operations and operating revenues, the Company spent an aggregate of $17,137,000 in general and administrative  expenses,  or roughly 54% of its totals assets as of December 31, 2005,  most of which were paid as salaries to its management and current  directors.  What makes this even more  intolerable  is that none of the officers  answers the Company's  calls during normal business hours and a lot of the calls go directly into a general  voice  mailbox.  After our last  telephone call,  we were told that the  executives  do not  bother to visit the  Company's office. We believe that the Board of Director is asleep at the wheel.

         WE  CALL  FOR  THE  APPOINTMENT  OF AN  INDEPENDENT  REPRESENTATIVE  OF
SHAREHOLDERS  OTHER  THAN  YUCAIPA  TO  INVESTIGATE  THE  ACTIVITIES  OF  SENIOR
MANAGEMENT.  WE ARE  CONFIDENT  THAT THE  INVESTIGATION  WILL  SHOW  THAT  THESE
EXECUTIVES  ARE  BEING  PAID   EXORBITANT   SALARIES  WITH  NO  BENEFIT  TO  THE
STOCKHOLDERS, IF THEY ARE WORKING AT ALL.

LACK OF SHAREHOLDER INVOLVEMENT

         It is also worth noting that the Company has not disclosed any concrete plan of  operations  in the Annual  Reports for the past few years except to say that the Board of Directors  "continues to consider various  alternative courses of action for the Company, including possibly acquiring or combining with one or more  operating  businesses."  In addition,  the Company also  disclosed that it
"cannot  predict when the  Directors  will have  developed a proposed  course of action or whether  any such course of action  will be  successful."  It has been four years since the  Company  ceased its  operations.  Not once has the Company

------------------------                                 -----------------------
CUSIP No. 828815100                   13D                    Page 11 of 13 Pages
------------------------                                 -----------------------

gone back to its shareholders and requested their consideration,  or at the very least informed them, of a possible corporate reorganization in the Company.

         WE CALL ON THE COMPANY TO HOLD AN ANNUAL MEETING OF ITS SHAREHOLDERS AS
SOON AS  POSSIBLE  SO THAT THE  SHAREHOLDERS  WILL  HAVE A FORUM TO VOICE  THEIR
CONCERNS AND TO PROVIDE THEM AN OPPORTUNITY TO ELECT THE MEMBERS OF THE BOARD OF
DIRECTORS WHO ARE INDEPENDENT AND TRULY REPRESENT THEIR CONCERNS.

EXCESSIVE COMPENSATION COSTS

         Without any operating  units and a clear plan of  operations,  together with the settlement of the Company's major litigation  proceedings,  we question the need to retain such highly paid  management and directors.  Furthermore,  we believe that the amount of time required to manage the affairs of the Company is not  commensurate  to the amount paid to management and directors.  The Board of
Directors is currently composed of five members,  with two additional members to be  appointed  by  Yucaipa  in the very near  future (it must also be noted that
Yucaipa,  who owns only 18% of the outstanding  shares of Common Stock,  has the authority  to appoint  three (or almost half) of the seven seats on the Board of
Directors). Just for annual director retainer fees alone, the Company is wasting corporate  assets of a minimum $350,000 per year. If we add the salaries paid to two employee  directors and a chief financial  officer,  total executive  salary costs jump to at least  $1,260,000,  or 4% of the total assets of a company that does not have any  operations  or revenues.  These costs do not include  related expenses for health benefits and other perquisites, as well as the cost of money associated  with  $2,700,000  restricted  cash used to fund the  Indemnification
Trust.

         WE BELIEVE THAT THE BOARD OF DIRECTORS  IMMEDIATELY  TAKE THE FOLLOWING
SPECIFICATIONS TO STOP WASTING CORPORATE ASSETS:

         o        Eliminate the  representation of Yucaipa and its affiliates on the Board of Directors to avoid conflicts of interest;
         o        Limit the number of directors to three independent directors;
         o        Retain only one officer of the Company.  Messrs.  Golleher and
                  Kouba do not need to act as co-chief  executive officers since the Company has no operations and that the  responsibility  of setting strategic  alternatives for the Company should rest on the Board of Directors.
         o        Eliminate  the role of the Chief  Financial  Officer given the value of the assets of the Company  and the lack of  financing activities  involved.  Such  function  can be performed by the
                  Chief  Executive  Officer;   and
         o        Reduce the  salaries of  management  and the  retainer  fee of current directors.

QUESTIONABLE INVESTMENT OBJECTIVES

         We also  question  the  financing  and  investment  decisions  that the
Company has made in the recent years in which it has almost no control. In 1999, an affiliate of Yucaipa invested  $25,000,000 with the purchase of the Preferred
Stock.  Although  such  Preferred  Stock  is  equivalent  only  to  18%  of  the outstanding shares of Common Stock, it has a liquidation preference for the full amount of the original investment plus accrued dividends. Given that the Company

------------------------                                 -----------------------
CUSIP No. 828815100                   13D                    Page 12 of 13 Pages
------------------------                                 -----------------------

only has assets of  approximately  $31 million as of December 31, 2005, and with the Preferred Stock's liquidation  preference of $31.3 million,  Yucaipa and its affiliates  will receive  almost all the proceeds  from the  liquidation  of the
Company. We believe that the liquidation preference is unfair and would not have been  approved by a Board of Directors  which is truly  independent.  We further believe that the liquidation  preference was designed to unfairly and improperly shift a  significant  value in the Company from the common  stockholders  to the preferred stockholders,  since Yucaipa has extensive influence over the Board of
Directors who have the power to designate the powers and rights of the Company's preferred stock.

         In addition,  the Company also  reported in its Annual  Reports that it holds an investment in Yucaipa.  The Company also reported that it does not have any control as to the amount and timing of any  distribution  of any gain it has made in such  investment.  We are led to believe that such  investment was a way for Yucaipa and its  affiliates to transfer funds out of the Company for its own use.  Moreover,  we are left wondering if Yucaipa places undue  influence on the
Board  of  Directors  to  avoid  certain   strategic   alternatives,   including
liquidating  the Company and whether  Yucaipa uses the Company's  assets finance for its business ventures and pay certain of its operating expenses.

         WE CALL ON THE BOARD OF  DIRECTORS  TO HIRE AN  INDEPENDENT  INVESTMENT
BANKER TO IDENTIFY  STRATEGIC  ALTERNATIVES FOR THE COMPANY  INCLUDING,  BUT NOT
LIMITED  TO,  LIQUIDATING  OR  SELLING  THE  COMPANY  TO A  THIRD  PARTY  AND TO
INVESTIGATE  THE TRUE  NATURE  OF THE  COMPANY'S  INVESTMENT  RELATIONSHIP  WITH
YUCAIPA.   WE  BELIEVE  THAT  YUCAIPA  SHOULD,  AS  A  RESULT  OF  SELF-DEALING,
VOLUNTARILY  AGREE WITH THE  COMPANY  TO  SUBSTANTIALLY  REDUCE ITS  LIQUIDATION
PREFERENCE.

ACTION PLAN

         AS A  SIGNIFICANT  SHAREHOLDER  OF THE COMPANY,  WE ARE COUNTING ON THE
MEMBERS OF THE BOARD OF DIRECTORS TO BE MINDFUL OF YOUR FIDUCIARY  DUTIES TO US.
WE URGE YOU TO IMMEDIATELY ACT ON THE FOLLOWING TASKS:

         o        Appoint an independent  representative  of shareholders  other than Yucaipa to  investigate  the activities of management and directors  and  bring  actions  accordingly  for any  waste of corporate assets;
         o        Call an Annual Meeting as soon as possible;
         o        Eliminate  Conflict of Interests in the Board of Directors and
                  provide the  shareholders an opportunity to elect  independent representatives;
         o        Reduce the number of management personnel and directors;
         o        Reduce compensation packages of management and directors;
         o        Fully disclose the investment relationship between Yucaipa and the Company;
         o        Eliminate the liquidation preference for the Preferred Stock;
         o        Liquidate the Company.

         We are extremely  disappointed  that the Board of Directors has refused to meet  with us to  determine  how we  could  best  assist  you to  change  the situation described above. We are therefore left with no alternative but to make our concerns public and seek all avenues available to us to increase shareholder value including, but not limited to, bringing potential legal action against the
Company's management and the members of its Board of Directors.

------------------------                                 -----------------------
CUSIP No. 828815100                   13D                    Page 13 of 13 Pages
------------------------                                 -----------------------

         We hope that you  reconsider  your  position  regarding  meeting us and spare the Company any costs associated with any legal action we may file against the Company.

                                                     Sincerely,

                                                     /s/ Elchanan Maoz
                                                     ---------------------------
                                                     Elchanan Maoz